Exhibit 99.1

Bit Origin Ltd Provides Operation Updates and Future Miner Deployment

Schedule

New York, July 19, 2022 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today provided its operation updates and future miner deployment schedule.

"We have reached significant milestones in the past two months after our new management team took office at the end of April 2022. We completed the installations of our first batch of miners, mined our first bitcoin, and started critical developments of our mining sites," said Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company. "With over eight years of experience in crypto mining operation, our management team witnessed several boom and bust cycles of bitcoin, and we remain confident about the potential in the blockchain and cryptocurrency industry. Therefore, we are positioned well to address the opportunities in the cryptocurrency market and prepared to expand our business rapidly."

•	Business Transition

Following the approved resolutions announced at the Special Meeting of Shareholders on April 26, 2022, Bit Origin finished its name change and business transition into crypto mining in early May 2022. In addition, the Company announced a series of strategic purchases and investments related to bitcoin mining following the business transition.

•	Operation Update

Bit Origin started bitcoin mining in mining sites in Georgia and Indiana in May and June 2022, respectively. As of July 19, 2022, the total mining hash rate reached 176 PH/s.

Mining Site	# of Miners Installed	Hash Rate (PH/s)
Georgia	868	78
Indiana	1,000	98
Total	1,868	176

The audited financial result of the mining business for May and June 2022 will be disclosed in the Company's annual report, which is expected to be released in August 2022. The Company also intends to provide monthly unaudited production and mining operation updates to keep its shareholders apprised. The Company expects to provide and report its first production and mining operation update for July 2022 in August 2022.

•	Mining Sites Development

Site One – Macon, GA, 9.49 Megawatts ("MW")

On May 25, 2022, the Company announced that it entered into a Letter of Intent to increase its mining capacity by 9.49 MW. As of the date of this announcement, due diligence and negotiations are still in the process. The Company expects to complete this transaction in the third quarter of 2022. As the transaction proceeds, the Company will publicly disclose required information through press releases or SEC filings, as appropriate.

The Company is currently operating the Georgia site on a hosting basis with a mining capacity of up to 6.1 MW.

Site Two – Marion, IN, 5.3 Megawatts ("MW")

On June 8, 2022, the Company announced that it entered a hosting service agreement to increase mining capacity by 3 MW. As of July 19, 2022, the deployment of the 1,000 miners has been completed.

On July 11, 2022, the Company announced that it entered a hosting service agreement for 700 mining spots to increase mining capacity by 2.3 MW. It is expected to deploy the whole batch by the third week of July 2022.

Site Three – Agreements with a Private Cryptocurrency Mining Investment Fund

On June 15, 2022, the Company announced that it entered into a set of definitive agreements (the "Agreements") with a private cryptocurrency mining investment fund (the "Fund"). The Fund will invest in a mining site in the U.S. with a capacity of up to 75 MW. According to the Company’s press release disclosed on June 15, 2022, the investment in a mining site (the "Project") has commenced and is expected to be completed in December 2022. In addition, steady progress in the Fund's design, planning, and electrical studies has been made to date.

Upon completion, the Company expects to deploy approximately 10,000 miners to this site.

•	Miner Procurement and Deployment Schedule

As of July 19, 2022, the total miners purchased and deployed of the Company were 3,628 and 1,868.

Apart from the above-purchased miners, the Company entered into two Letters of Intent on June 1 and June 2, 2022, respectively, to purchase a total of 1,600 Antminer S19j Pro miners. The negotiation is still ongoing, and the Company expects to complete both transactions in the fourth quarter of 2022. As the transaction proceeds, the Company will publicly disclose required information through press releases or SEC filings, as appropriate.

Based on the current mining site development and miner procurement plan, the Company expects to deploy 700 in the third week of July 2022 and the remaining 1,060 purchased miners in the fourth quarter of 2022. Once all 3,628 purchased miners are deployed, the total hash rate is expected to reach 338 Ph/s.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

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